                                                     ---------------------------
                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number:       3235-0145
                                                     Expires:  December 31, 1987
                                                     Estimated average burden
                                                     hours per response....14.90
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)



           Spatializer Audio Laboratories, Inc. (a Delaware Company)
           ---------------------------------------------------------
                               (Name of Issuer)




                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                   84725L101
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








SEC 1745 (2-95)                Page 1 of 5 pages

------------------------                        ---------------------------
CUSIP NO.      84725L101          13G            PAGE   2   OF   8   PAGES
------------------------                        ---------------------------

         ------------------------------------------------------------------
  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Steven D. Gershick
             ###-##-####
          ------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   [   ]
                                                                 (b)   [   ]

          ------------------------------------------------------------------
  (3)     SEC USE ONLY

          -------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

          -------------------------------------------------------------------


                       (5)     SOLE VOTING POWER
  NUMBER OF                       843-143
   SHARES              ------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        0
    EACH               ------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      0
                       ------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  0
                       ------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             843,143
          -------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                       [   ]

          -------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             3.942
          -------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
             IN
          -------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          PAGE   2   OF   8   PAGES
                               -----    -----

                         INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

 (1) Names and Social Security Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed -- i.e., each person required to sign the schedule itself -- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. Identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
        SCHEDULE 13G," below).

 (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(I) in which case it may not be necessary to check row 2(b)].

 (3)    The third row is for SEC internal use: please leave blank.

 (4) Citizenship or Place of Organization -- Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

 (5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc. -- Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10)    Check if the aggregate amount reported as beneficially owned in row
        (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-1 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                Category                                Symbol
                Broker Dealer                             BD
                Bank                                      BK
                Insurance Company                         IC
                Investment Company                        IV
                Investment Adviser                        IA
                Employee Benefit Plan, Pension Fund,
                  or Endowment Fund                       EP
                Parent Holding Company                    HC
                Corporation                               CO
                Partnership                               PN
                Individual                                IN
                Other                                     OO

Notes:

        Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

        Filing persons may, in order to avoid unnecessary duplication, answer items on the scheduled (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

        Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and under existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

        Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, this Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

        Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. Identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. therefore, any information given will be available for inspection by any member of the public.



                               Page 3 of 8 pages

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
     Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f)(15 U.S.C. 78m(1)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.
     (a) Name of Issuer                   Spatializer Audio Laboratories, Inc.

     (b) Address of Issuers Principal     20700 Ventura Blvd., Suite 134
         Executive Offices                Woodland Hills, CA 91364-2357

ITEM 2.
     (a) Name of Person Filing            Steven D. Gershick

     (b) Address of Principal Business    20700 Ventura Blvd., Suite 134
         Office or, if none, Residence    Woodland Hills, CA 91364-2357

     (c) Citizenship                      United States of America

     (d) Title of Class if Securities     Common Stock

     (e) CUSIP Number                     84725L101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
     (a) [ ] Broker or Dealer registered under Section 13 of the Act

     (b) [ ] Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g) [ ] Parent Holding Company, in accordance with section
             240.13d-1(a)(ii)(G)

     (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount Beneficially Owned

     (b) Percent of Class


                               Page 4 of 8 pages

(e) Number of shares as to which such person has:
      (i) sole power to vote or to direct the vote
     (ii) shared power to vote or to direct the vote
    (iii) sole power to dispose or to direct the disposition of
     (iv) share power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(l).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

  If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(e), attach an exhibit stating the identification number of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
  If a group has filed this schedule pursuant to Rule 13d-1(b)(i)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
  Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION
  The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                      2/2/98
                                   ---------------------------------------------
                                                       Date

                                              /s/ STEVEN D. GERSHICK
                                   ---------------------------------------------
                                                     Signature

                                   Steven D. Gershick, Chairman, Pesident & CEO
                                   ---------------------------------------------
                                                    Name/Title


                               Page 5 of 8 pages

     The original statement shall be signed by each person on those behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)



                               Page 6 of 8 pages

                                                     ---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
                                                     OMB NUMBER:       3235-0145
                                                     Expires:  December 31, 1997
                                                        Estimated average burden
                                                      hours per response   14.90
                                                     ---------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G




                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*



           Spatializer Audio Laboratories, Inc. (a Delaware Company)
           ---------------------------------------------------------
                               (Name of Issuer)




                                  Common Stock
                        ------------------------------
                        (Title of Class of Securities)




                                   84725L101
                                --------------
                                (CUSIP Number)







     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84725L101                         SCHEDULE 13G       PAGE 2 OF 8 PAGES
         ---------------------                                     ---  ---

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Carlo Civelli
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                Switzerland
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       1,779,571
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        2,041,387
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      1,779,571
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  2,041,387
                       --------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,820,958
          ---------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          17.85%
          ---------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         INSTRUCTIONS FOR SCHEDULE 13G

Instructions for Cover Page

(1) Names and Social Security Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed -- i.e. each person required to sign the schedule itself -- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. Identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G," below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 3(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d(3)(1) in which case it may not be necessary to check row 2(b)].

(3)  The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization -- Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9).(11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc. -- Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-1] under the Securities Exchange Act of 1934.

(12) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                    Category                              Symbol

          Broker Dealer                                     BD
          Bank                                              BK
          Insurance Company                                 IC
          Investment Company                                IV
          Investment Adviser                                IA
          Employee Benefit Plan, Pension Fund,
            or Endowment Fund                               EP
          Parent Holding Company                            HC
          Corporation                                       CO
          Partnership                                       PN
          Individual                                        IN
          Other                                             OO

Notes:
     Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13d, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 1B of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purposes of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

                               Page 3 of 8 pages

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

    Failure to disclose the information requested by this schedule, except for social security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such forms shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.

     (a)  Name of Issuer     Spatializer Audio Laboratories, Inc.

     (b)  Address of Issuer's Principal
          Executive Offices                        20700 Ventura Blvd. Suite 134
                                                   Woodland Hills, CA 91364

ITEM 2.

     (a)  Name of Person Filing     Carlo Civelli

     (b)  Address of Principal Business Office or,
          if none, Residence                       Seefeldstrasse 214
                                                   Zurich, 8034  Switzerland
     (c)  Citizenship     Switzerland

     (d)  Title of Class of Securities     Common Stock

     (e)  CUSIP Number     84725L101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act

     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g)  [ ] Parent Holding Company, in accordance with Section
              240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned    3,820,958 shares owned; Right to acquire
                                       additional 200,000 shares

     (b)  Percent of Class  17.85%  owned: 16.6% including shares which there is a right to acquire.



                               Page 4 of 8 pages

     (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote 1,779,571
           (ii) shared power to vote or to direct the vote 2,041,387
          (iii) sole power to dispose or to direct the disposition of
                1,779,571
           (iv) shared power to dispose or to direct the disposition of
                2,041,387

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.  CERTIFICATION

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            2/16/98
                                                 -------------------------------
                                                              Date

                                                       /s/ CARLO CIVELLI
                                                 -------------------------------
                                                            Signature

                                                 Carlo Civelli, Director
                                                 -------------------------------
                                                           Name/Title


                               PAGE 5 OF 8 PAGES

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1091)












                               PAGE 6 OF 8 PAGES

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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                            (Amendment No.  2   )


           Spatializer Audio Laboratories, Inc. (a Delaware Company)
           ---------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)



                                   84725L101
                   -----------------------------------------
                                (CUSIP Number)



     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)                Page 1 of 8 pages

CUSIP NO.  84725L101               SCHEDULE 13G        PAGE   2   OF   8   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Stephen W. Desper
            ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                      1,857,044
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                       0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                     0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                 0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,857,044
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            8.67%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   8   PAGES
                               -----    -----

                         INSTRUCTIONS FOR SCHEDULE 13G


Instructions for Cover Page

(1) Names and Social Security Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed -- i.e., each person required to sign the schedule itself -- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. Identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G," below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) (unless a joint filing pursuant to Rule 13d-(1e)(I) in which case it may not be necessary to check row 2(b).

(3)  The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization -- Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc. -- Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-1(17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

(12) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                  Category                               Symbol
                  --------                               ------
                  Broker Dealer                            BD
                  Bank                                     BK
                  Insurance Company                        IC
                  Investment Company                       IV
                  Investment Adviser                       IA
                  Employee Benefits Plan, Pension
                    Fund, or Endowment Fund                EP
                  Parent Holding Company                   HC
                  Corporation                              CO
                  Partnership                              PN
                  Individual                               IN
                  Other                                    OO

Notes:
     Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule form. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12j).


              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Sections 13(d), 13(g) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
     Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.


                               Page 3 of 8 pages

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes of provisions. Social Security or I.R.S. identification number, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

     A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

     B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

     C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.

     (a) Name of Issuer   Spatializer Audio Laboratories, Inc.

     (b) Address of Issuer's Principal Executive Offices
                                             20700 Ventura Blvd., Suite 134
                                             Woodland Hills, CA    91364-2357
ITEM 2.

     (a) Name of Person Filing   Stephen W. Desper

     (b) Address of Principal Business Office or, if none, Residence
                                             9448 Charrick Drive
                                             Tujunga, CA   91042
     (c) Citizenship   United States of America

     (d) Title of Class of Securities   Common Stock

     (e) CUSIP Number   84725L101

ITEM 3. If this statement is filed pursuant to Rule 13d-I(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b) [ ] Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g) [ ] Parent Holding Company, in accordance with Section
         240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

     ITEM 4. Ownership

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount Beneficially Owned   1,857,044 shares owned; Right to acquire
         another 123,800 shares.

     (b) Percent of Class  8.67% owned; 8.2% including rights to acquire.


                               Page 4 of 8 pages

(c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote 1,857,044 owned; Additional 123,800 with right acquire

         (ii) shared power to vote or to direct the vote

        (iii) sole power to dispose or to direct the disposition of

         (iv) shared power to dispose or to direct the disposition of

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the Identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(e), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        If a group has filed this schedule pursuant to rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See item 5.

ITEM 10. CERTIFICATION

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 10, 1998
                                        ---------------------------------------
                                                         Date

                                                /s/ STEPHEN W. DESPER
                                        ---------------------------------------
                                                       Signature


                                        Stephen W. Desper, Director
                                        ---------------------------------------
                                                      Name/Title




                               Page 5 of 8 pages

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: six copies of this statement, including all exhibits, should be filed with the Commission.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (Sec. 18 U.S.C. 1001)


                               Page 6 of 8 pages